As filed with the Securities and Exchange Commission on August 2, 2011
Securities Act File No. 33-160876
Investment Company Act File No. 811-21815

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1 — Final Amendment)
PNC ABSOLUTE RETURN TEDI FUND LLC
(Name of Subject Company (Issuer))
PNC ABSOLUTE RETURN TEDI FUND LLC
(Name of Filing Person(s) (Issuer))
LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)
69351B105
(CUSIP Number of Class of Securities)
Daniel O. Hirsch, Esq.
PNC Legal Department
1600 Market Street, 28th Floor
Philadelphia, PA 19103
(215) 585-5082
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))
With a copy to:
John Loder, Esq.
Ropes & Gray LLP
The Prudential Tower
800 Boylston Street
Boston, MA 02199-3600
(617) 951-7405
February 28, 2011
(Date Tender Offer First Published,
Sent or Given to Security Holders)
CALCULATION OF FILING FEE

Transaction Valuation: $100,000 (a)	Amount of Filing Fee: $11.61 (b)
(a)	Calculated as the aggregate maximum value of Interests being purchased.

(b)	Calculated at $116.10 per $1,000,000 of the Transaction Valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $11.61

Form or Registration No.: SCHEDULE TO, REGISTRATION NO. 33-160876

Filing Party: PNC Absolute Return TEDI Fund LLC

Date Filed: February 28, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 28, 2011, (the “Schedule TO”) by PNC Absolute Return TEDI Fund LLC (the “Company”), relating to the offer by the Company to purchase an amount of limited liability company interests of the Company (the “Interests”) from the members of the Company (the “Members”) for cash on the terms and conditions set forth in the Offer to Purchase, dated February 28, 2011 and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). The Company offered to purchase up to $100,000 at a price equal to the net asset value of the Interests or portion thereof properly tendered as of June 30, 2011 (the “Valuation Date”). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-(4)(c)(4) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits B and C, respectively.
     The Offer terminated at 5:00 p.m., Eastern time, on March 28, 2011. Members of the Company did not tender Interests of the Company.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

PNC Absolute Return TEDI Fund LLC

By:	/s/ Jennifer E. Spratley

	Name:	Jennifer E. Spratley
	Title:	Vice President
August 2, 2011